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NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND ANNOUNCES RESULTS OF TENDER OFFER FOR AUCTION MARKET PREFERRED SHARES

NEW YORK, NY April 6, 2011 — Neuberger Berman Real Estate Securities Income Fund Inc. (NYSEAmex: NRO) (the “Fund”) announced the expiration and results of its tender offer for up to 100% of its auction market preferred shares (“AMPS”).  The tender offer expired at 5:00 p.m., New York time on Tuesday, April 5, 2011.

The Fund has accepted for payment 2,951 AMPS that were properly tendered and not withdrawn, which represents approximately 98% of its outstanding AMPS.  Details of the number of shares tendered and not withdrawn per series are provided in the table below.

SERIES	CUSIP	NUMBER OF AMPS TENDERED	NUMBER OF AMPS OUTSTANDING AFTER TENDER OFFER
SERIES A	64190A 20 2	386	2
SERIES B	64190A 60 8	357	7
SERIES C	64190A 30 1	384	4
SERIES D	64190A 70 7	354	10
SERIES E	64190A 80 6	359	5
SERIES F	64190A 88 9	349	15
SERIES G	64190A 40 0	384	4
SERIES H	64190A 50 9	378	10

The Fund offered to purchase its AMPS at a price equal to 98% of the per share liquidation preference of $25,000 plus any unpaid dividends accrued through the expiration of the offer.  The Fund will purchase the AMPS that it has accepted for payment as promptly as practicable.  The terms of any AMPS that were not tendered remain the same and auctions will continue for those shares.

Stockholders who have questions regarding the tender offer should contact their financial advisors or should call Okapi Partners LLC, the Fund’s information agent for the offer, toll free at (877) 796-5274 or at (212) 297-0720.

About Neuberger Berman

Neuberger Berman Group LLC is one of the world’s leading independent, employee-controlled asset management companies. As of December 31, 2010, assets under management were approximately $190 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals through customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in the Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Fund’s investment manager to attract or retain key employees, inability of the Fund to implement its investment strategy, inability of the Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.